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09058811

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SEC FILE NUMBER
8-53436

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MKM PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 SOUND SHORE DRIVE
(No. and Street)

GREENWICH	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS MESSINA **(203) 861-7542**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, THOMAS MESSINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKM PARNTERS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

ALLYSON MARIE BRUNETTI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MKM PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

MKM PARTNERS, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
MKM Partners, LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of MKM Partners, LLC (a limited liability company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MKM Partners, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

MKM PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	2,161,133
Receivable from clearing organization		859,118
Prepaid expenses and other assets		94,547
TOTAL ASSETS	$	3,114,798
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued compensation payable	$	272,100
Accounts payable and accrued expenses		41,179
Total liabilities		313,279
Commitments and contingencies (Note 7)		
Member's equity		2,801,519
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,114,798

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners, LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings, LLC, also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing organization") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2008, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from the clearing organization on a daily basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company records proprietary securities transactions and related profit and loss arising from such transactions on a trade-date basis. Commission revenue and related expenses are recorded on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain tax provisions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes.* FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.* When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff Issued FASB Staff Position ("FSP") FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies.* Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

"Receivable from clearing organization" in the accompanying statement of financial condition represents cash held by the clearing organization in the amount of $759,118 for commissions generated in December 31, 2008 and received in January 2009, as well as the Company's $100,000 deposit that is required by the clearing agreement.

NOTE 4. CONCENTRATION OF CREDIT RISK

Substantially all of the Company's amounts due from brokers and dealers are held at its clearing organization and are therefore subject to the credit risk of the clearing organization.

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. The federal insurance limit at December 31, 2008, was $250,000, and is scheduled to be $100,000 after December 31, 2009.

NOTE 5. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are included in the tax returns of the member, who is responsible for any taxes thereon.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company shares space, equipment and other related support with its 100% owner, MKM Partners, LLC ("Holdings"). In accordance with a management services agreement with Holdings, overhead expenses, including rent, administrative salaries, supplies, and other services, are paid by Holdings. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by Holdings and allocated to the Company for 2008 amounted to approximately $16,702,000.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has provided a standby letter-of-credit agreement to a third party to secure a deposit for an office lease of Holdings in the amount of $58,636. The third party can access a money market account of the Company, if required, under the terms of the letter of credit. Such amount is included in the statement of financial condition as "other assets."

The Company leases office space in several cities under operating leases that expire at varying dates through September 2010. Future minimum annual payments required as of December 31, 2008, over the terms of the current leases are $153,000 in 2009, and $20,000 in 2010. For the year ended December 31, 2008, rent expense paid by the Company under its operating leases amounted to $204,514. In addition, the Company reimburses Holdings for renting certain office space. For the year ended December 31, 2008, rent expensed reimbursed to Holdings amounted to $349,195 (see Note 6).

NOTE 8. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2008, the Company had net capital of approximately $2,707,000, which was in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 as of December 31, 2008.